UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

18 Shenkar Street
Herzliya, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On August 17, 2021, REE Automotive Ltd. (“REE”) issued a press release entitled “REE Automotive Announces Second Quarter 2021 Financial Results,” in which REE reported its financial results for the second quarter of 2021. A copy of that press release is furnished as Exhibit 99.1 hereto.

The Interim Consolidated Financial Statements (unaudited) as of and for the six months ended June 30, 2021 are filed as Exhibit 99.2 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of REE Automotive Ltd., dated August 17, 2021.
99.2	Unaudited Interim Consolidated Financial Statements as of and for the six months ended June 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Hai Aviv
Name:	Hai Aviv
Title:	Chief Financial Officer

Date: August 17, 2021

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